UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 333-293463

DATASEA INTELLIGENT TECHNOLOGY LTD.
(Exact name of registrant as specified in its charter)

Room 302-5, Building C, Gemdale Viseen International Center

No.5 Shengfang Road, Daxing District, Beijing, People’s Republic of China 102600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into a Patent Purchase Agreement

Tianjin Information Sea Information Technology Co., Ltd. (“Shuhai Tianjin”), a wholly owned subsidiary of Datasea Intelligent Technology Ltd. (the “Company”), entered into a purchase agreement (the “Purchase Agreement”) with Tianjin Qianli Culture Media Co., Ltd. (the “Seller”) to acquire certain patent on June 5, 2026. Pursuant to the Purchase Agreement, Shuhai Tianjin agreed to acquire all rights, title and interest in a patent entitled “A Cloud Detection Method Based on Scene-Level Semantic Guidance and Block-Level Boundary Disambiguation” (No. 202410651396.X), together with related technical documentation, know-how and associated intellectual property rights, for an aggregate purchase price of RMB 7.0 million (approximately US$1.03 million) (the “Purchase Price”).

The Purchase Price will be satisfied through the issuance of the Company’s Class A ordinary shares to two individuals designated by the Seller, each of whom has represented that he is not an affiliate of the Company and is not acting in concert with the other recipient. The number of shares to be issued will be determined by converting the Purchase Price into U.S. dollars at the applicable exchange rate and dividing the resulting amount by the per-share issuance price, which is expected to be the closing price of the Company’s Class A ordinary shares on the trading day immediately preceding the closing, subject to Nasdaq minimum price requirements and other applicable regulatory restrictions. The shares are to be issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

The closing of this transaction is subject to the satisfaction of all of the closing conditions set forth in the Purchase Agreement.

An unofficial English translation of the Purchase Agreement is furnished as Exhibit 99.1, and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Purchase Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibit No.	Description
99.1	Unofficial English translation of the Purchase Agreement, dated June 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 12, 2026

Datasea Intelligent Technology Ltd.

/s/ Zhixin Liu
Name:	Zhixin Liu
Title:	Chief Executive Officer

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